Item 77I 	Deutsche Select Alternative Allocation
Fund (a series of Deutsche Market
Trust)


In May 2017, the Board of Trustees of Deutsche Select
Alternative Allocation Fund (Acquired Fund) gave approval to a proposal by Deutsche Investment
Management Americas Inc., the advisor of the Acquired
Fund, to effect the merger of the Acquired Fund into Deutsche Real Assets Fund, also a series of Deutsche
Market Trust (Acquiring Fund). The shareholders of the
Acquired Fund approved the merger at its shareholder meeting on October 26, 2017. Effective November 20,
2017, the Acquired Fund merged into the Acquiring
Fund. As a result of the merger, shareholders of the Acquired Fund became shareholders of the Acquiring
Fund.